SKANSKA

Press Release

September 23, 2008
20:00 pm CET

American casino order for USD 460 M, SEK 2.8 billion, is put on hold

Skanska's construction management assignment for a casino in Uncasville, Connecticut, has been put on hold by the customer. As a result, USD 460 M, about SEK 2.8 billion, which was included in order bookings, is being removed now in the third quarter of 2008. The original contract was included in order bookings in the second quarter of 2007.

"We have high demands for including a project in order bookings. It is unusual that we are forced to put an order on hold. The project is less than 10 percent complete and the customer has decided to stop construction and reevaluate going forward in approximately 12 months. Our two other casino projects have proceeded much farther and we have no indications that these are being reconsidered," says Mike McNally, President of Skanska USA Building.

For further information please contact:

Karin Lepasoon, Senior Vice President Communications, Skanska AB, tel +46 8 753 88 00
Mike McNally, President, Skanska USA Building, tel +1 617 574 1480

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.